SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.     )*

Denali Therapeutics Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

24823R105

(CUSIP Number)

March 23, 2023

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☑	Rule 13d-1(c)

☐	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 24823R105	Page 2 of 5

1	NAMES OF REPORTING PERSONS Temasek Holdings (Private) Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 6,895,992(1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 6,895,992(1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,895,992(1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.0%(1)(2)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC

(1)	See Item 4.
(2)

Based on 136,677,646 shares of the Issuer’s common stock outstanding as of February 21, 2023, as set forth in the Issuer’s (as defined herein) annual report on Form 10-K filed with the Securities and Exchange Commission (the “Commission”) on February 27, 2023.

CUSIP No. 24823R105	Page 3 of 5

Item 1(a).	Name of Issuer:

Denali Therapeutics Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

161 Oyster Point Blvd., South San Francisco, CA 94080

Item 2(a).	Name of Person Filing:

Temasek Holdings (Private) Limited (“Temasek”)

Item 2(b).	Address of Principal Business Office or, if none, Residence:

60B Orchard Road, #06-18 Tower 2, The Atrium@Orchard, Singapore 238891

Item 2(c).	Citizenship:

Republic of Singapore

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.01 per share.

Item 2(e).	CUSIP Number:

24823R105

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

(a)	Amount beneficially owned:

As of March 28, 2023, Temasek’s indirect wholly-owned subsidiaries directly owned an aggregate of 6,895,992 shares of the Issuer’s common stock. Accordingly, as of March 28, 2023, Temasek may be deemed to beneficially own the 6,895,992 shares of the Issuer’s common stock collectively owned by its indirect wholly-owned subsidiaries.

(b)	Percent of class:

As of March 28, 2023: 5.0%

The percentages above are based on 136,677,646 shares of the Issuer’s common stock outstanding as of February 21, 2023, as set forth in the Issuer’s annual report on Form 10-K filed with the Commission on February 27, 2023.

(c)	Number of shares as to which the person has:

With respect to the shared power to vote, or to direct the vote, and to dispose, or to direct the disposition of, the shares of the Issuer’s common stock, please see Item 4(a) above regarding qualifications as to beneficial ownership.

As of March 28, 2023:

(i)	Sole power to vote or to direct the vote:

0.

(ii)	Shared power to vote or to direct the vote:

6,895,992

(iii)	Sole power to dispose or to direct the disposition of:

0.

(iv)	Shared power to dispose or to direct the disposition of:

6,895,992

CUSIP No. 24823R105	Page 4 of 5

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP No. 24823R105	Page 5 of 5

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 30, 2023	TEMASEK HOLDINGS (PRIVATE) LIMITED

	By:	/s/ Jason Norman Lee
		Name	:	Jason Norman Lee
		Title	:	Authorized Signatory